October 3, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrowHub Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted September 12, 2024
CIK No. 0002024114

Dear SEC Officers:

On behalf of GrowHub Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 27, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002024114 (“F-1”), submitted on September 12, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

1.	We note your revised statement of operations in response to prior comment 2. Please consider further breaking-out the line item, “Other expenses.” In this regard, we note the “Other expenses” line item represents 63% and 34% of your total operating expenses for the years ended December 31, 2022 and 2023, respectively. Alternatively, please consider adding a footnote that details the material items included in this line item.

Response: In response to Staff’s comment, the Company respectfully submits that we have added Note 12 (Other Expenses) on page F-19 detailing the various material expenses included in this line item.

Notes to Consolidated Financial Statements

Note 6- Intangible assets, net, page F-16

2.	We have reviewed your revised disclosures in response to prior comment 3. We also note you refer to the lease site in your footnote. Please provide us with your analysis as to whether your ownership right is or contains a lease. Refer to ASC 842-10-15-2 through 15-8.

Response: In response to Staff’s comment, the Company respectfully submits that we have recognized the right-of-use (“ROU”) asset and lease liability for the lease of the Growhub Innovation Centre Australia as required under ASC 842. The lease is a distinct arrangement and the lease has been accounted for separately from the broader acquisition of the Peel partnership right as disclosed in the intangible asset disclosure.

The consideration of S$1.99 million paid under the Asset Purchase Agreement (“APA”) for the Peel partnership right does not need to be allocated to the lease. This consideration relates to the acquisition of the Peel partnership rights, rather than the lease of the Growhub Innovation Centre Australia. Therefore, the Company has recorded the consideration as Intangible Asset in compliance with ASC 350. The lease has been accounted for under ASC 842, based on the lease payments and terms specified in the lease agreement. As of December 31, 2023, and 2022, the ROU asset for this lease amounted to S$169,480 and S$717,825, respectively, while the corresponding lease liability was S$172,860 and S$722,985, respectively, as disclosed in Note 7.

We have also updated the disclosures in Note 6 to reflect the above.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick